Exhibit 99.1

ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000

Dear Shareholder,

You are cordially invited to attend the Annual and Extraordinary General Meeting of Shareholders of ZIM Integrated Shipping Services Ltd. (the "Company") to be held at 11:00 a.m., Israel time, on Friday, December 26, 2025, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel.

The purpose of this meeting is set forth in the accompanying Notice of Meeting and Proxy Statement.

For the reasons set forth in the accompanying Proxy Statement, the Company’s board of directors recommends that you vote "FOR" the Company Director-Nominees and "AGAINST" the Alternate Director-Nominees (each as defined in the Proxy Statement) listed in Proposal 1, and "FOR" Proposals 2 and 3, as specified on the enclosed form of proxy.

We look forward to greeting personally those shareholders who are able to be present at the meeting. However, whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, you are kindly requested to sign, date and mail the enclosed proxy in the envelope provided at your earliest convenience so that it will be received not later than two business days before the meeting.

If shareholders have questions or need assistance in voting their shares for the Meeting, please contact the Company’s proxy solicitor, Sodali & Co. at the following contact information: Sodali & Co., 430 Park Avenue, 14th Floor, New York, New York 10022; Shareholders Call Toll Free: (800) 662-5200. Brokers and Banks may call collect: (203) 658-9400; Email: ZIM@info.sodali.com.

Thank you for your continued cooperation.

Very truly yours,

Yair Seroussi,

Chairman of the Board of Directors

Haifa, Israel
November 20, 2025

AS A FOREIGN PRIVATE ISSUER, WE ARE EXEMPT FROM THE RULES UNDER THE SECURITIES EXCHANGE ACT RELATED TO THE FURNISHING AND CONTENT OF PROXY STATEMENTS. THE CIRCULATION OF THIS PROXY STATEMENT SHOULD NOT BE TAKEN AS AN ADMISSION THAT WE ARE SUBJECT TO THOSE PROXY RULES.

ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000

AMENDED NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Amended Notice is hereby given that an Annual and Extraordinary General Meeting of Shareholders (the "Meeting") of ZIM Integrated Shipping Services Ltd. (the "Company") will be held at 11:00 a.m., Israel time, on Friday, December 26, 2025, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel, for the following purposes:

1.          To elect eight (8) members to the Company’s board of directors (the "Board of Directors" or the "Board") out of eleven (11) nominees proposed for election, each until the next annual general meeting of shareholders (a separate vote for each director will be taken). The eight (8) nominees who receive the greatest number of affirmative votes shall be elected to the Board of Directors, subject to the provisions of the Company's Special State Share, the Israeli Companies Law and the New York Stock Exchange listing rules, as discussed in the Proxy Statement;

2.          To approve the re-appointment of Somekh Chaikin, an affiliate of KPMG International Cooperative, as the independent auditors of the Company for the period ending at the close of the next annual general meeting; and,

3.          To approve a new compensation policy for directors and officers of the Company for a period of three years from the date of the Meeting.

For the reasons set forth in the accompanying Proxy Statement, the Board of Directors recommends that you vote "FOR" the Company Director-Nominees and "AGAINST" the Alternate Director-Nominees (each as defined in the Proxy Statement) listed in Proposal 1, and "FOR" Proposals 2 and 3, as specified on the enclosed form of proxy.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2024. These documents can be found on the Company’s website at: www.zim.com.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Only shareholders of record at the close of the trading day of Monday, November 17, 2025, are entitled to notice of, and to vote at, the Meeting and any adjournment thereof. All shareholders are cordially invited to attend the Meeting in person. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided.

Your proxy may be revoked at any time before it is voted by you returning a later-dated proxy card or by voting your shares in person at the Meeting. Shareholders who hold their shares in "street name", meaning in the name of a bank, broker or other record holder, must either direct the record holder of their shares on how to vote their shares or obtain a legal proxy from the record holder to vote the shares at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Joint holders of shares should note that, pursuant to the articles of association of the Company (the "Articles"), the vote of the senior of joint holders of any share who votes such share, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of such share, and for this purpose seniority will be determined by the order in which the names of the joint holders appear in the Company’s register of shareholders. The appointment of a proxy to vote shares held by joint holders shall be executed by the signature of the senior of the joint holders on the proxy card.

If shareholders have questions or need assistance in voting their shares for the Meeting, please contact the Company’s proxy solicitor, Sodali & Co. at the following contact information: Sodali & Co., 430 Park Avenue, 14th Floor, New York, New York 10022; Shareholders Call Toll Free: (800) 662-5200. Brokers and Banks may call collect: (203) 658-9400; Email: ZIM@info.sodali.com.

By Order of the Board of Directors,

Yair Seroussi,

Chairman of the Board of Directors

Haifa, Israel
November 20, 2025

ZIM INTEGRATED SHIPPING SERVICES LTD.
9 Andrei Sakharov Street
P.O. Box 15067
Matam, Haifa 3190500, Israel
+972 (4) 865-2000

PROXY STATEMENT

This Proxy Statement is being furnished to the holders of Ordinary Shares, no nominal value (the "Shares"), of ZIM Integrated Shipping Services Ltd. (the "Company") in connection with the solicitation of proxies by the management and board of directors of the Company (the "Board of Directors") for use at the Annual and Extraordinary General Meeting of Shareholders (the "Meeting") to be held at 11:00 a.m., Israel time, on Friday, December 26, 2025, at the Company’s offices at 9 Andrei Sakharov Street, Haifa, Israel, or at any adjournment thereof, pursuant to the accompanying notice of meeting (the "Notice").

At the Meeting, the shareholders will be asked to consider and vote on the following matters:

1.          To elect eight (8) members to the Company’s board of directors (the "Board of Directors" or the "Board") out of eleven (11) nominees proposed for election, each until the next annual general meeting of shareholders (a separate vote for each director will be taken). The eight (8) nominees who receive the greatest number of affirmative votes shall be elected to the Board of Directors, subject to the provisions of the Company's Special State Share, the Israeli Companies Law and the New York Stock Exchange ("NYSE") listing rules, as discussed in the Proxy Statement;

2.          To approve the re-appointment of Somekh Chaikin, an affiliate of KPMG International Cooperative, as the independent auditors of the Company for the period ending at the close of the next annual general meeting; and,

3.          To approve a new compensation policy for directors and officers of the Company for a period of three years from the date of the Meeting.

For the reasons set forth in the accompanying Proxy Statement, the Board of Directors recommends that you vote "FOR" the Company Director-Nominees and "AGAINST" the Alternate Director-Nominees (each as defined in the Proxy Statement) listed in Proposal 1, and "FOR" Proposals 2 and 3, as specified on the enclosed form of proxy.

In addition, the shareholders will be requested to consider at the Meeting the Board of Directors’ report and the financial statements of the Company for the fiscal year ended December 31, 2024. These documents can be found on the Company’s website at: www.zim.com.

Finally, the shareholders may consider and act upon such other business as may properly come before the Meeting and any adjournment thereof.

Currently, we are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their best judgment on such matters.

At the Meeting, shareholders will be asked to elect eight (8) out of the eleven (11) director-nominees set forth in Proposal 1, each to serve until the next annual meeting of shareholders. A nominee must receive the affirmative vote of at least a majority of the votes of shareholders participating at the Meeting in person or by proxy (an "Ordinary Majority"). In the event that more than eight (8) nominees proposed in Proposal 1 receive the affirmative vote of an Ordinary Majority, the eight (8) who receive the highest number of affirmative votes in favor of their election will be elected to serve as directors. Notwithstanding the above, if the resulting composition of the Board of Directors of such eight (8) nominees does not comply with the provisions of the Special State Share included in the Company's articles of association pursuant to which at least the majority of the Company's directors (as well as the Chairman of the Board) are required to be Israeli citizens, the nominees who are Israeli citizens that received the greatest number of affirmative votes will be favored over the nominees with a foreign citizenship until reaching compliance with the provisions of the Special State Share discussed above. Likewise, if the resulting composition of the Board of Directors of such eight (8) nominees does not comply with the requirements of the Israeli Companies Law of 1999 (the "Companies Law") that the Board of Directors must consist of a member of each gender (pursuant to an exemption from certain provisions of the Companies Law available for a corporation without a controlling shareholder, as explained below), the nominees of each gender that received the greatest number of affirmative votes will be favored over the nominees of only one gender until reaching compliance with the provisions of the Companies Law discussed above. Finally, if the resulting composition of the Board of Directors of such eight (8) nominees does not comply with the NYSE listing rules that a majority of the board of directors be independent, the nominees who are independent under the NYSE listing rules that received the greatest number of affirmative votes will be favored over the nominees who are not independent until reaching compliance with the NYSE listing rule discussed above.

The approval of each of Proposals No. 2 and 3 requires the affirmative vote of at least an Ordinary Majority, provided that, with respect to the approval of Proposal 3 specifically: (i) at least a majority of the shares of the non-controlling shareholders and shareholders that do not have a personal interest in the approval, which are voted at the meeting, are voted in favor (disregarding abstentions); or, (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such appointment, which are voted against such appointment, does not exceed two percent of the aggregate voting rights in the Company.

For this purpose, a "controlling shareholder" shall bear the meaning ascribed to it in the Companies Law and shall mean a shareholder that has the ability to direct the Company’s activities other than by means of serving as a director or office holder of the Company. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

A "personal interest" of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e., spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. A personal interest resulting merely from holding a company's shares will not be deemed a personal interest.

If a shareholder does not state whether he or she is a controlling shareholder, the Shares held by such shareholders will not be voted for Proposal No. 3. Pursuant to regulations promulgated under the Companies Law, a shareholder participating in the vote by executing the attached proxy card, will be deemed to confirm that such shareholder does not have a personal interest in the approval of Proposal No. 3. If you have a personal interest in the approval of Proposal No. 3, please notify the Company as described in the proxy card.

In connection with Proposal No. 3, the Companies Law allows the Board of Directors to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board of Directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.

Each Share is entitled to one vote upon each matter to be voted on at the Meeting. No less than two shareholders present in person or by proxy, or who have sent the Company a voting instrument indicating the way in which they are voting and holding or representing at least thirty-three and one third percent (33.33%) of the voting rights in the Company, shall constitute a quorum. If no quorum is present within half an hour from the time appointed for the Meeting, the Meeting shall stand adjourned until the seventh day following the prescribed date of the meeting, (and if that day falls on a day other than a business day, on the next succeeding business day), at the same time and place without there being any further notice to that effect, or to such other date, time and place as will be determined by the Board of Directors by notice to the shareholders, and at the adjourned meeting, the business for which the original Meeting was convened, will be discussed. In the absence of a quorum at such adjourned meeting, a single shareholder at least (without reference to the number of shares that he holds) present personally or by proxy, will constitute a quorum. Notwithstanding the foregoing, if the meeting has been called at the request of a shareholder as stated in section 63(b)(2) of the Companies Law, a quorum at the adjourned meeting will be that required for convening such meeting.

VOTING PROCEDURES; EXPRESSING POSITIONS

Registered Shareholders

Shareholders registered in the Company's shareholders register ("Registered Shareholders") may vote their Shares by attending the Meeting and voting their Shares in person, or by completing the enclosed proxy card, signing and dating it and mailing it either in the enclosed postage prepaid envelop or to the Company's offices. Registered Shareholders who vote their Shares by proxy must also provide the Company with a copy of their identity card, passport or certificate of incorporation, as the case may be.

Shareholders in "Street Name" whose Shares are held through CEDE & Co.

Shareholders who hold their Shares in "street name" meaning in the name of a bank, broker or other record holder, through CEDE & Co., must either direct the record holder of their Shares how to vote their Shares or obtain a legal proxy from the record holder to vote at the Meeting on behalf of the record holder together with a proof of such record holder with respect to the holding of the Shares on the record date. You should follow the directions provided by your broker or nominee regarding how to instruct them to vote your shares.

Note for Shareholders Voting via Proxy Card

Shareholders who vote their Shares via proxy card may use the form of proxy and the return envelope enclosed. Shares represented by executed and unrevoked proxies will be voted at the Meeting.

Shareholders may revoke their proxies at any time before the effective exercise thereof by returning a later-dated proxy card or by voting their Shares in person at the Meeting if the Shareholders are the record holder of the Shares and can provide evidence of such (i.e., a copy of certificate(s) evidencing their Shares). If a shareholder’s proxy is not received by the Company by Friday, December 26, 2025 at 07:00 a.m., Israel time, it shall not be valid at the Meeting. Notwithstanding the aforesaid, each of the chairman of the Meeting or the Company’s Secretary may, at his or her discretion, accept proxies after such time if he or she so deems fit.

Position Statements

Shareholders are permitted to express their position on the proposal on the agenda of the Meeting by submitting a written statement, through the Company, to the other shareholders (the "Position Statement"). Position Statements should be submitted to the Company at its registered offices, at 9 Andrei Sakharov Street, Haifa, Israel, to the attention of Noam Nativ, EVP General Counsel and Company Secretary of the Company, no later than Wednesday, December 17, 2025. Reasonable costs incurred by the Company in dealing with a Position Statement shall be borne by the submitting shareholder.

Management and the Board of Directors are soliciting proxies for use at the Meeting. In addition, the Company has engaged Sodali & Co. to serve as a proxy solicitor.  Proxies will be mailed to shareholders on or about November 24, 2025, and will be solicited primarily by mail; however, additional solicitations may be made by telephone, facsimile or other means of contact by certain directors, officers, employees or agents of the Company, none of whom will receive additional compensation therefor. The entire expense of solicitation, including the cost of preparing, printing, assembling and mailing the proxy materials will be borne by the Company. The Company will also reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of Shares. If shareholders have questions or need assistance in voting their shares for the Meeting, please contact the Company’s proxy solicitor, Sodali & Co. at the following contact information: Sodali & Co., 430 Park Avenue, 14th Floor, New York, New York 10022; Shareholders Call Toll Free: (800) 662-5200. Brokers and Banks may call collect: (203) 658-9400; Email: ZIM@info.sodali.com.

OUTSTANDING SHARES AND VOTING RIGHTS

The Company had 120,457,510 Shares outstanding as October 31, 2025. Each Share is entitled to one vote upon each proposal to be presented at the Meeting.

DIRECTORS' AND OFFICERS' COMPENSATION

The table below reflects the Company’s compensation costs related to the employment of the Company's five most highly compensated officers (as such term is defined in the Companies Law) with respect to the year ended December 31, 2024. For purposes of the table below, "compensation" includes amounts accrued or paid in connection with salary, bonuses, equity-based compensation, retirement or termination payments, benefits and perquisites (such as car, phone and rent for relocated officers), social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company (in USD), as recognized in the Company's financial statements for the year ended December 31, 2024, including compensation paid to such officers following the end of the year in respect of services provided during the year. Each of the officers was covered by the Company's directors’ and officers’ liability insurance policy and was granted an exculpation and indemnification letter as approved by our shareholders in accordance with applicable law and the Articles.

Name and Position of Director or Officer(1)	Salary(2)	Value of Social Benefits(3)	Bonuses(4)	Value of Equity-Based Compensation Granted(5)	Total
	(U.S. dollars in thousands)(6)
Eli Glickman, President & Chief Executive Officer	787	394	1,457	1,188	3,826
Xavier Destriau, EVP Chief Financial Officer	700	48	873	454	2,075
David Arbel, EVP Chief Operations Officer	612	155	610	316	1,693
Nissim Yochai, EVP ZIM USA President	692	66	335	283	1,376
Hani Kalinski, EVP Pacific BU	428	193	326	283	1,230

(1)	All such officers are employed on a full time (100%) basis.

(2)	"Salary" means yearly gross base salary.

(3)
"Social Benefits" include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the relevant officers, payments, contributions and/or allocations for savings funds (e.g., Managers’ Life Insurance Policy), education funds (referred to in Hebrew as "keren hishtalmut"), pension, severance, vacation, car or car allowance, rent for relocated officers, medical insurances and benefits, risk insurance (e.g., life, disability, accident), telephone, convalescence pay, payments for social security, tax gross-up payments and other benefits and perquisites consistent with the Company’s policies.

(4)
Amounts reported in this column refer to the cash incentives provided by the Company with respect to 2024, including the annual cash bonus for 2024, which have been provided for in the Company’s financial statements for the year ended December 31, 2024, but paid during 2025. Such amounts exclude bonuses paid during 2024 which were provided for in the Company’s financial statements for previous years.

(5)
Represents the equity-based compensation expenses recorded in the Company's consolidated financial statements for the year ended December 31, 2024, calculated in accordance with accounting guidance for equity-based compensation. For a discussion on the assumptions used in reaching this valuation, see Note 12c to our consolidated financial statements included in our Annual Report on Form 20-F for the year 2024 as filed with the U.S. Securities and Exchange Commission on March 12, 2025 (the "2024 Annual Report").

(6)
The amounts in the table paid in ILS with respect to salary and benefits were translated into U.S. Dollars based on the average representative rate of exchange of the U.S. Dollar against the ILS during 2024 (U.S. $1 = ILS 3.70), and with respect to bonuses were translated into U.S. Dollars based on the representative rate of exchange of the U.S. Dollar against the ILS on December 31, 2024 (U.S. $1 = ILS 3.65).

Proposal No. 1

ELECTION OF EIGHT (8) MEMBERS TO THE COMPANY’S BOARD OF
DIRECTORS

The Company initially filed the Proxy Statement for the Meeting on November 6, 2025. In the Proxy Statement, the Board of Directors recommended that shareholders vote "FOR" the election of each of the following eight nominees for election to the Board, each of whom was then serving as a director: Messrs. Yair Seroussi, Yair Caspi, Nir Epstein, Birger Johannes Meyer-Gloeckner, Yoav Moshe Sebba, William (Bill) Shaul, Ms. Liat Tennenholtz and Ms. Anita Odedra.

Following the filing of the Proxy Statement, on November 11, 2025 the Company received a letter from Naor-Gersht, Law Firm, a law firm located in Israel ("Naor-Gersht"), that represents shareholders of the Company that hold more than 5% of our voting rights. In the letter, Naor-Gersht asked on behalf of the shareholders it represents to add three additional nominees, Ms. Dr. Keren Bar-Hava, CPA and Messrs. Ron Hadassi and Ran Gritzerstein (together, the "Alternate Director-Nominees"), for election to the Board of Directors, as more fully detailed below. The Board of Directors found that under applicable law, the abovementioned request (proposal of nominees to the board for the consideration of the shareholders meeting of the Company) made by such shareholders is appropriate for consideration and voting at the Meeting, and therefore, the proxy statement is amended to include such request.

In addition, on November 17, 2025, two of the members of the Board of Directors, Yair Caspi and Yoav Moshe Sebba, resigned from the Board, each with immediate effect, for personal reasons. On November 19, 2025, the Board appointed two new members of the Board, Messrs. Yoram Turbowicz and Yair Avidan (together with Messrs. Yair Seroussi, Nir Epstein, Birger Johannes Meyer-Gloeckner, William (Bill) Shaul, Ms. Liat Tennenholtz and Ms. Anita Odedra, the "Company Director-Nominees") to serve on the Board until the Meeting and resolved to recommend to the shareholders to re-elect each of Messrs. Turbowicz and Avidan at the Meeting.

It is emphasized that the provisions of the Special State Share included in the Company's articles of association provide, among other things, that at least a majority of the members of the Board of Directors, including the chairman of the Board of Directors, shall be Israeli citizens. In addition, the Company, as a corporation without a controlling shareholder, is currently relying on an exemption from Israeli law provisions regarding the appointment of external directors and composition of audit committee and compensation committee and has elected instead to follow the foreign law (U.S. law) and rules of the NYSE applicable to domestic U.S. companies whose shares are traded on NYSE. As a result, a majority of the Company's directors are required to be independent and the Board of Directors must include at least one member of each gender. Accordingly, shareholders are encouraged to vote for such composition of nominees that will allow the Company to be in compliance with all of the above requirements.

At the Meeting, shareholders will be asked to elect eight (8) members to the Board of Directors out of eleven (11) nominees proposed for election, each to hold office until the close of the next annual general meeting, unless any office is earlier vacated under any relevant provisions of the Articles or applicable laws or regulations. For the reasons set forth below, the Board of Directors recommends that you vote "FOR" the Company Director-Nominees and "AGAINST" the Alternate Director-Nominees, as specified on the enclosed form of proxy.

Each of the Company Director-Nominees is well qualified to serve on our Board of Directors, with many having significant experience within our industry as described in more detail in their biographies below. Also, the Company Director-Nominees (with the exception of our newly appointed directors Yoram Turbowicz and Yair Avidan) are also intimately familiar with our operations and our short- and long-term objectives. With the existing and newly appointed members of the Board, the Board believes that its current members are reputable and highly experienced in the field of strategy and corporate decision-making processes and have the right mix of essential skills and relevant experience to oversee and drive forward our business. In addition, over the last five years, since the Company's initial public offering, under the Board's guidance, the Company achieved exceptional results, yielding shareholder return of more than 25 times the Company's proceeds in the IPO despite volatile and unpredictable market conditions.

We value the views of our shareholders and have maintained an open dialogue with our shareholders. Our Board of Directors reviewed the credentials and prior history of the Alternate Director-Nominees in a good-faith effort to assess if any of them might be qualified to be part of our Board and determined that electing any of them would not be in the best long-term interests of the Company and our shareholders.  In addition, the Alternate Director-Nominees appear to have either no or limited experience in the industry in which the Company operates. Further, neither Naor-Gersht nor the Alternate Director-Nominees have made any attempt to work constructively with our Board of Directors nor provided any suggestions for improving our business or any other insight into how to create long-term value for our shareholders. As a result, our Board cannot and does not endorse any of the Alternate Director- Nominees.

Each of the nominees has indicated to the Company his or her availability for election and has declared that: (i) he/she has the required qualifications and ability to devote the time required for his/her service as a director with respect to the Company’s special needs and its size and specified the said qualifications; and (ii) that the limitations specified in sections 225 through 227 of the Companies Law do not apply to such nominee, all pursuant to section 224B of the Companies Law. Such declarations can be found in the Company's offices. In the event that any of the nominees should not continue to be available for re-election, the persons appointed as proxies may exercise their discretion to vote for a substitute nominee.

The directors have the right at any time, in a resolution approved by at least a majority of the Company’s directors, to appoint any person as a director, subject to the maximum number of directors pursuant to the Articles, to fill a place, which has randomly been vacated, or as an addition to the Board of Directors, subject to the maximum number of directors that may serve on the Company's Board of Directors pursuant to the Company's Articles. Any director so appointed shall hold office until the next annual general meeting and may be re-elected. The Company is not aware of any reason why any of the nominees, if elected, would be unable to serve as a director.

The following are details on the directors standing for election:

Yair Seroussi has served as the Chairman of our Board of Directors since October 2020. Mr. Seroussi was chairman of Bank Hapoalim from 2009 to 2016 and he served as the head of Morgan Stanley Israel from 1993 to 2009. He is currently vice chairman of Enlight Renewable Energy, listed on the NASDAQ Global Select Market and the Tel Aviv Stock Exchange (TASE), after serving as their chairman for a seven-year term from 2018 to 2025. From 2017 to 2019 he was the chairman of Mediterranean Towers which is listed on the TASE and he continues to serve as a director of Mediterranean Towers. He has been a board member of Stratasys which has been listed on NASDAQ since June 2017, and served as member of the investment committee of Menora Mivtachim between March 2018 and January 2024. Mr. Seroussi started his career at the Israeli Ministry of Finance in February 1981 where he held senior positions, the last one as head of the Ministry’s mission to the USA from 1988 to 1992. Mr. Seroussi is also active in non-profit organizations and was a co-founder of Tovanot Bechinuch in 2011. He has been the Chairman of the Eli Hurvitz Institute of Strategic Management in the Tel Aviv University since 2010, a member of the board of governors at the Hebrew University, the Weizmann Institute of Science, and Shenkar School of Design. Mr. Seroussi holds a bachelor’s degree in economics and political science from the Hebrew University.

Nir Epstein has served as a member of our Board of Directors since July 2014 for a period of a few months and rejoined in 2018. He has served as Executive Director and Vice Chairman of Prothya Biosolutions since January 1, 2021, and as Chief Executive Officer of Prothya BioSolutions since October 2024. He has served as the CEO of Epstein Capital, an independent boutique investment and merchant banking house offering a full range of M&A and financial advisory services, established in 2005. Mr. Epstein holds an LL.B degree from Tel Aviv University in Israel and a master’s degree in business administration from INSEAD University in France.

Birger Johannes Meyer-Gloeckner has served as a member of our Board of Directors since July 2014. He has served in various senior management positions at the CONTI Group and has served as Managing Director of CONTI HOLDING GmbH & Co. KG since 2017. Mr. Meyer-Gloeckner holds a degree in economics from Ernst- Moritz-Arndt University in Greifswald, Germany.

William (Bill) Shaul has served as a member of the Board of Directors since May 2021. Mr. Shaul works as an independent business consultant. Mr. Shaul’s current clients range from public companies, private equity funds, private businesses, and high net worth individuals. Mr. Shaul also currently serves as a director of an Israeli based technology company (Interactive Optical Technologies Group Ltd) and of a UK based company 3 to 5 Canfield Gardens Ltd. Mr. Shaul worked for KPMG in the UK between 1988 and 2019 during the last 24 years of which he was a tax partner. Mr. Shaul spent much of his time at KPMG working with large, global listed companies, as well as with high-net-worth individuals. Mr. Shaul holds a bachelor’s and a master’s degree in manufacturing engineering from Cambridge University.

Liat Tennenholtz has served as a member of the Board of Directors since May 2021. Ms. Tennenholtz is currently serving as EVP at Matrix and EVP M&A at Matrix Ltd., and as a member of the senior management of Matrix IT Ltd., a global Israeli technology corporation traded on the TASE, having joined Matrix as VP Business Development in 2018. Ms. Tennenholtz also served as a director in Navitas Buckskin Finance Ltd. (a public company traded on the TASE) between 2017 and 2022, in which she also acted as the head of the financial statements review committee, and as a member of the audit committee and the compensation committee since 2017. Prior to her current positions in Matrix, Ms. Tennenholtz worked on complex local and international deals carrying various positions including Commercial Finance Business Partner in Amdocs Limited, a multi-billion global IT company traded on NASDAQ, Business Development Manager and Corporate Affairs Manager in Navitas Petroleum LP, a global energy entity traded on the TASE, and CPA and Attorney for international tax department in KPMG’s Israel branch. Ms. Tennenholtz holds a bachelor’s degree in accounting and an LL.B both from Tel Aviv University, studied Mathematics in UCLA, and is a licensed lawyer and a certified public accountant in Israel.

Anita Odedra has served as a member of the Board of Directors since October 2023. Dr. Odedra has over 30 years of experience in the natural gas and shipping industry. Dr. Odedra currently serves as Executive Vice President, LNG Marketing for Tellurian Inc. Simultaneously, Dr. Odedra serves as an independent non-executive director at Navigator Gas. Prior roles include Executive Vice President, Commercial at Angelicoussis Shipping Group Limited and VP, Global Shipping at BG Group. Dr. Odedra holds a Bachelor of Science degree in Geology from Imperial College, University of London and has a Ph.D. in Rock Physics from University College London and the Earthquake Research Institute of the University of Tokyo.

Yoram Turbowicz has served as a member of the Board of Directors since November 19, 2025. Mr. Turbowicz has served in various senior regulatory, management and board positions in the Israeli market during the past three decades. Mr. Turbowicz served, among other positions, as the General Director of the Israeli Competition Authority between 1992-1997, as Deputy CEO and CEO of Discount Investment Corporation between 1997-2001, as Chief of Staff in the Israeli Prime Minister’s office between 2006-2008, as Chairman of the board of Azorim between 2008-2012, of Delek Energy between 2010-2012, and more recently as Chairman of Discount Investment Corporation and Property and Building Corporation, and board member at Cellecom between 2020-2021. Mr. Turbowicz holds an LLB from the Hebrew University Law School in Jerusalem, and LLM and JSD from Harvard Law School.

Yair Avidan has served as a member of the Board of Directors since November 19, 2025. Mr. Avidan has served in various senior regulatory, management and board positions in the Israeli market, primarily in the financial services sector, for more than thirty years. Most notably, Mr. Avidan served as the Supervisor of Banks and a member of the management of Bank Israel between 2020-2023, and in various senior management position in Israel Discount Bank between 1998-2019. Current directorship positions of Mr. Avidan include Bank Hapoalim and Modi’in Energy, as well as various leadership positions in non-profit organizations. Mr. Avidan holds a bachelor’s degree in statistics and economics, MBA in finance and accounting, and master’s degree in leadership and administration of education, all from Tel Aviv University.

Dr. Keren Bar-Hava, CPA, serves as a faculty member and Head of the Accounting Program at The Hebrew University Business School and has authored research on director behavior, disclosure integrity, and AI-driven financial reporting. Dr. Bar-Hava serves as an external director and chair, a and financial reporting committee, of Urbanica Group, a board member of MATAN-Investors in the Community, an external director and chair of the audit, financial reporting and compensation committees of Rimon Consulting Group, and an external director and Chair of the Financial Reporting Committee of Icon Group, and previously served as a member of the board and audit and financial reporting committees of various companies, including Migdal Insurance and Financial Holdings Ltd., Migdal Insurance Company Ltd. and CAL - Israel Credit Cards Ltd. Dr. Bar-Hava holds a bachelor’s degree in Economics and Accounting, a master’s degree in Economics and a Ph.D. in Business Administration (Finance & Accounting), all from Tel Aviv University. Dr. Bar-Hava is also a CPA in Israel.

Ron Hadassi serves as the owner and Managing Director of Ligia Hadassi Management and Investments Ltd., a family-owned company providing management and investment services, a lecturer in banking and finance at the Hebrew University and the School of Economics at the College of Management and a lecturer in the Director Certification Course at The Hebrew University. Mr. Hadassi has served in various directorship positions and currently serves as an external director at each of Pacific- oak, The Zarasai Group Ltd. and Schnib Paper Industries Ltd. and as a director in various other companies, including Carmel Corp. Ltd., Carmel Wineries, Barkat Real Estate Financing and QauliTau Ltd. Mr. Hadassi also serves as Chairman of the board of Elbit Imaging Ltd. And as CEO and Chairman of Medical Technologies Ltd.. Mr. Hadassi holds a bachelor’s degree in Economics, Political Science, and Law and an M.B.A., each from Tel Aviv University. Mr. Hadassi is also a licensed  attorney in Israel.

Ran Gritzerstein is the founder and CEO of Titra Ltd., a cinema and audiovisual services/equipment company. He also serves as an external director and chairman of the compensation committee at Sure-tech Investments LLC and previously served as a member of the board and chairman of the strategic committee of Qualitau Inc. Prior to that, Mr. Gritzerstein served in a number of managerial positions, including as chief operating officer of the Israeli activity of Scrabble Entertainment Ltd. and founder and CEO of Cinepost Ltd. Mr. Gritzerstein holds a bachelor’s degree in Mechanical Engineering from the City University of New York.

Pursuant to the terms of the Special State Share stipulated in the Company's Articles, our Board of Directors must consist of a majority of Israeli citizens, and the Chairman of the Board of Directors must also be an Israeli citizen. In addition, pursuant to the rules of the NYSE, as adopted by our Board of Directors, the majority of the Board of Directors must be independent. Accordingly, Messrs. Seroussi, Epstein, Turbowicz and Avidan and Ms. Tennenholtz, who currently comprise the majority of the Board of Directors, are Israeli citizens, and Messrs. Seroussi, Epstein, Shaul, Turbowicz and Avidan and Ms. Tennenholtz and Ms. Odedra, who also currently comprise the majority of the Board of Directors, are considered to be independent within the meaning of such term in the rules of the NYSE. The Company has been informed that each of the Alternate Director-Nominees is an Israeli citizen and is considered to be independent within the meaning of such term in the rules of the NYSE.

Compensation

All the members elected (other than Mr. Yair Seroussi, if elected, as detailed below) are entitled to the following remuneration: (i) an annual fee in the amount of U.S. $100,000, to be paid in quarterly installments; and (ii) a payment per participation in meetings of the Board of Directors and its committees in the amount of U.S. $2,000 per meeting ("Participation Fee"), as well as value added tax, if and to the extent applicable. The Participation Fee for meetings held without actual convening (such as unanimous written resolutions) is reduced by 50%. The Participation Fee for meetings held via media communications is reduced by 40%. The members elected will further be entitled to reimbursement for reasonable expenses. Mr. Seroussi's compensation terms are as detailed in "Item 7. Major Shareholders and Related Party Transactions - Related Party Transactions - Agreements with directors and officers – Chairman's compensation" of our 2024 Annual Report.

In addition, Messrs. Yair Seroussi, Yair Caspi, Nir Epstein, Birger Johannes Meyer-Gloeckner, Yoav Moshe Sebba, William (Bill) Shaul and Ms. Liat Tennenholtz were granted options exercisable into ordinary shares of the Company. For additional information regarding such grant, see the Company's proxy statement for an extraordinary general meeting of shareholders published on March 16, 2022, on Form 6-K, as amended on April 7, 2022 and Registration Statement on Form S-8 filed with the SEC on March 9, 2022.

The members elected will benefit from coverage under the Company’s directors’ and officers’ liability insurance policies and from the letters of exculpation and indemnification provided to them by the Company.

For additional information regarding the compensation of our directors, see "Item 6.B— Compensation - Compensation of Directors" of our 2024 Annual Report.

Alternate Directors

Subject to the Companies Law, the Articles provide that any director may appoint another person (who is neither a member of the Board of Directors nor an alternate director) to serve as an alternate director at any meeting of the Board of Directors at which the appointing director is not present, and may dismiss such alternate director and appoint another instead of any alternate director whose office has been vacated for any reason, either for a particular meeting or permanently. The appointment of an alternate director does not in itself diminish the responsibility of the appointing director as a director.

The Companies Law further stipulates that the Board of Directors may delegate its powers (subject to limitations under the Companies Law) to one or more committees of the Board of Directors, as it deems appropriate.

It is proposed that the following resolutions be presented at the Meeting (provided that a separate vote will be taken for each director-nominee).:

"RESOLVED, the election of eight (8) out of the following eleven (11) nominees as directors of the Company until the Company's next annual general meeting, as presented to the shareholders, be, and same hereby is, approved: Messrs. Yair Seroussi, Nir Epstein, Birger Johannes Meyer-Gloeckner, William (Bill) Shaul, Yoram Turbowicz and Yair Avidan, Ms. Liat Tennenholtz, Ms. Anita Odedra, Dr. Keren Bar-Hava, CPA, and Messrs. Ron Hadassi and Ran Gritzerstein."

The Board of Directors recommends a vote FOR approval of the election of the Company Director-Nominees, namely Messrs. Yair Seroussi, Nir Epstein, Birger Johannes Meyer-Gloeckner, William (Bill) Shaul, Yoram Turbowicz and Yair Avidan and Ms. Liat Tennenholtz and Ms. Anita Odedra.

The Board of Directors recommends a vote AGAINST the election of the Alternate Director-Nominees, namely Dr. Keren Bar-Hava, CPA, and Messrs. Ron Hadassi and Ran Gritzerstein.

Proposal No. 2

APPROVAL OF THE RE-APPOINTMENT OF SOMEKH CHAIKIN, AN AFFILIATE OF
KPMG INTERNATIONAL COOPERATIVE, AS THE INDEPENDENT AUDITORS OF THE
COMPANY FOR THE PERIOD ENDING AT THE CLOSE OF THE NEXT ANNUAL
GENERAL MEETING

Under the Companies Law and the Articles, the Company's shareholders are authorized to appoint the Company’s independent auditors. The Articles further provide that the Board of Directors (upon the recommendation of the Audit Committee) is authorized to determine the independent auditors’ remuneration. In addition, the approval by the Audit Committee of the independent auditor’s re-appointment and remuneration is required under the corporate governance rules of the New York Stock Exchange.

Following the recommendation by the Audit Committee and the Board of Directors, it is proposed that Somekh Chaikin, an affiliate of KPMG International Cooperative, be reappointed as the independent auditors of the Company for the period ending at the close of the next annual general meeting. Such auditors served as the Company’s auditors for fiscal year 2024 and have no relationship with the Company or with any affiliate of the Company, except as described in the 2024 Annual Report. Information on fees paid to the Company’s independent public accountants may be found in the 2024 Annual Report.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED to approve the re-appointment of Somekh Chaikin, an affiliate of KPMG International Cooperative, as the independent auditors of the Company for the period ending at the close of the next annual general meeting, and to authorize the Board of Directors, following the recommendation of the Audit Committee, to determine their fees, and as presented to the shareholders, be, and same hereby are, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

Proposal No. 3

APPROVAL OF A NEW COMPENSATION POLICY FOR DIRECTORS AND OFFICERS OF THE
COMPANY FOR A PERIOD OF THREE YEARS FROM THE DATE OF THE MEETING

Pursuant to the Companies Law, a compensation policy must be re-considered and re-approved at least once every three years (except for the initial approval which can be made after a five-year term from a company's initial public offering). Our current compensation policy was approved by our shareholders in November 2020, and in October 2023, our shareholders approved an amendment to the compensation policy with respect to the adoption of a claw-back policy compliant with Section 10D of the Exchange Act and the listing standards of the New York Stock Exchange.

Following a review of the compensation policy by our compensation committee and Board of Directors, the compensation committee and Board of Directors approved, and recommended that our shareholders approve, the proposed compensation policy in the form attached hereto as Appendix A. In the event the proposed compensation policy is not approved by the shareholders by the required majority, our Board of Directors may nonetheless approve the compensation policy, provided that our compensation committee and thereafter our Board of Directors have concluded, following further discussion of the matter and for specified reasons, that such approval is in our best interests.

The proposed compensation policy is generally in line with the terms of our current compensation policy, save for the following: (a) the addition of a separate maximum monthly base salary for our COO in an amount of ILS 180,000 (app. $55,000); (b) the clarification regarding the applicability of VAT to the chairman's monthly compensation; (c) the clarification that the proposed compensation policy does not derogate from any existing compensation arrangements of any of the officers or directors; and (d) clarification that the linkage of the base salary of any officer to the Israeli Consumer Price Index or to the exchange rate of any currency will not be considered a deviation from the proposed compensation policy. A version of the proposed compensation policy marked against the current compensation policy is attached hereto as Appendix A.

The considerations which guided our compensation committee and Board of Directors in recommending and approving the proposed compensation policy were: promoting the Company's interests, its work plan and policy from a long-term perspective considering, inter alia, the Company's risk management policy, size and nature of its operations and - with regard to terms of office and employment which include variable components - the officer's contribution to achieving the Company's objectives and to maximizing its earnings, all from the long-term perspective and in accordance with the officer's role.

When considering the proposed revisions to the compensation policy, the compensation committee and the Board of Directors considered numerous factors, including the Company objectives, business plan and long-term strategy, as well as the experience and qualifications of the Company’s officers.

The proposed compensation policy shall be reviewed from time to time by the compensation committee and Board of Directors in order to ensure its adequacy and its fitness to, among others, the Company's financial position and results of operation and its retention objectives.

The brief overview above is qualified in its entirety by reference to the full text of the proposed compensation policy, marked against the current compensation policy, as reflected in Appendix A attached hereto.

It is proposed that the following resolution be adopted at the Meeting:

"RESOLVED, that the approval of a new compensation policy for directors and officers, in the form attached hereto as Exhibit A, for a period of three years from the date of the Meeting having been approved by the compensation committee and Board of Directors, and as presented to the shareholders, be, and same hereby is, approved."

The Board of Directors recommends a vote FOR approval of this proposed resolution.

OTHER BUSINESS

Management knows of no other business to be acted upon at the Meeting. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Meeting, please sign the form of proxy provided herewith and return it in the enclosed envelope, so that it is received by the Company not later than Friday, December 26, 2025 at 07:00 a.m. Israel time.

By Order of the Board of Directors,

Yair Seroussi,

Chairman of the Board of Directors

November 20, 2025

APPENDIX A

~~AMENDED AND RESTATED COMPENSATION POLICY~~

ZIM INTEGRATED SHIPPING SERVICES LTD.

Compensation Policy for Officers and Directors

~~(As Adopted by the Shareholders on December 22, 2020, as Amended by the Shareholders on May 2,~~
~~2022 and on October 11, 2023)~~

1.	Introduction

This document sets forth the Compensation Policy for Officers and Directors (this "Compensation Policy" or "Policy") of ZIM Integrated Shipping Services Ltd. ("ZIM" or the "Company"), in accordance with the requirements of the Companies Law of 1999 (the "Companies Law").

Compensation is a key component of ZIM's overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance ZIM's value and otherwise assist ZIM to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of officers and directors to ZIM's goals and performance.

For purposes of this Policy, "Officers" shall have the meaning set forth to such term in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, ZIM's directors.

Each of the Officers may be engaged as an employee and/or as an independent service provider (including through a company controlled by him or her, against the issuance of a tax invoice to the Company), provided that if the Officer is engaged as an independent service provider the total amount paid to such Officer~~him or her~~ (including, but not limited to, value added tax) shall not exceed the maximum amounts that would have been paid to such Officer had he or she been engaged as an employee~~s~~ as specified in this Policy.

This Policy shall not apply to any subsidiaries of the Company except for an employee of a Company subsidiary who is also an Officer of the Company.

This policy is subject to applicable law and is not intended and should not be interpreted as limiting or derogating from provisions of applicable law to the extent not permitted by such law.

This Policy shall not derogate from any existing compensation arrangements of any of the Officers or Directors that were in effect prior to the date of adoption of this Policy. ~~apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted~~. ~~and~~ This Policy shall serve as ZIM's Compensation Policy for three~~five~~ (~~5~~3) years, commencing on its approval by the Company's shareholders~~the date of the Company's initial public offering on January 28, 2021~~.

The Compensation Committee and the Board of Directors of ZIM (the "Compensation Committee" and the "Board", respectively) shall review and reassess this Policy from time to time, as required by the Companies Law.

Wherever reference is made to the required approvals in this Compensation Policy, such reference relates to the applicable law as of the date of approval of this Compensation Policy and in any case is subject to the provisions of sections 23 and 24 below.

Amounts determined in ILS were translated for convenience purposes to U.S. Dollar based on a rate of exchange of 1 U.S. Dollar equals to ~~3.3190~~3.27 ILS.

Changes of up to 5% from the maximal amounts set forth in this Compensation Policy shall not be regarded as a deviation from the provisions of this Compensation Policy.

2.	Objectives

ZIM's objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to ZIM's success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding ZIM's core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.	To closely align the interests of the Officers with those of ZIM's shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Officers' compensation with ZIM's short and long-term goals and performance;

2.3.
To provide the Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Officers in the long term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity-based compensation;

3.5.	Change of control terms; and

3.6.	Retirement and termination terms.

For purposes of this Compensation Policy:
"Base Salary" shall mean gross salary, before contributions to social benefits; and
"Employment Cost" shall mean any payment for employment, including contributions to social benefits, car and expenses of the use thereof, bonuses and any other benefit or payment.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.
This Policy aims to balance the mix of "Fixed Compensation" (comprised primarily of base salary and benefits) and "Variable Compensation" (comprised primarily of cash bonuses and E~~e~~quity-B~~b~~ased C~~c~~ompensation) in order to, among other things, appropriately incentivize Officers to meet ZIM's short and long-term goals while taking into consideration the Company's need to manage a variety of business risks.

4.2.
The value of the total variable compensation (i.e., annual bonus and equity-based compensation) of each Officer shall not exceed 90% of the value of the total compensation package of such Officer on an annual basis as determined by the Compensation Committee or the Board.

5.	Intra-Company Compensation Ratio

5.1.
In the process of drafting and updating this Policy, the Compensation Committee and the Board have examined the ratio between Employment Cost associated with the engagement of the Officers and directors, and the average and median Employment Cost associated with the engagement of ZIM's other employees (including contractor employees as defined in the Companies Law) (the "Ratio").

5.2.
The possible ramifications of the Ratio on the daily working environment in ZIM were examined and will continue to be examined by ZIM from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in ZIM.

B. Base Salary and Benefits

6.	Base Salary

6.1.
A Base Salary provides stable compensation to Officers and allows ZIM to attract and retain competent executive talent and maintain a stable management team. The Base Salary varies among Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, role at the company, business responsibilities and the past performance of each Officer.

6.2.
The monthly Base Salary shall not exceed the amounts specified below:
CEO: ILS 240,000 (approximately $73,395~~72,311~~)
CFO: ILS 190,000 (approximately $58,104~~57,246~~)
COO: ILS 180,000 (approximately $55,056)
Officers other than the CEO, ~~and~~ CFO and COO: ILS 130,000 (approximately $39,755~~39,168~~)

The Company may link the Base Salary of an Officer to the Israeli Consumer Price Index or to the exchange rate of any currency without it being considered a deviation from this Policy. In the latter case, the exchange rate of US dollar to ILS for determination of the compensation in U.S. Dollar shall be the representative rate of exchange determined by the Bank of Israel as of the date of approval of the compensation of the relevant Officer by the Board.

The maximum monthly Base Salary set forth in this section is based on the Officer's full-time position. With respect to an Officer employed by the Company on a part-time basis, the maximum Base Salary shall be reduced proportionately, with the Compensation Committee and the Board having the authority to determine the scope of the position of the Officer and change it from time to time.

The total annual cost of any Officer (not including variable compensation) shall not exceed an amount equal to 150% of 12 times the gross monthly salary of the said Officer.

6.3.
The Compensation Committee and the Board may periodically consider and approve Base Salary adjustments for Officers. The main considerations for Base Salary adjustment are similar to those used in initially determining the Base Salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends, or such other factors as determined by the Compensation Committee or the Board. The Compensation Committee and the Board shall also consider the previous and existing compensation arrangements of the Officer whose base salary is being considered for adjustment.

7.	Benefits

7.1.	The following benefits may be granted to the Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice, including redemption of vacation days;

7.1.2.	Sick leave in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to ZIM's practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.
ZIM may contribute on behalf of the Officer to an insurance policy, a pension fund or retirement fund, as allowed or required by applicable law and with reference to ZIM's policies and procedures and the practice in similar companies (including contributions on bonus payments); and

7.1.6.
ZIM shall contribute on behalf of the Officer towards work disability insurance and life insurance, as allowed or required by applicable law and with reference to ZIM's policies and procedures and the practice in similar companies (including contributions on bonus payments).

The above list is non-exclusive, and ZIM may grant its Officers other similar, comparable or customary benefits.

7.2.
ZIM may offer additional benefits to its Officers to the extent such benefits are reasonable or comparable to customary market practices, such as, but not limited to: company car, telecommunication and electronic devices, business related expenses, insurances and other benefits (such as newspaper subscriptions, academic and professional studies (including participation in those of children), periodic medical examinations, gifts on holidays and special occasions), etc., including tax gross-up for such benefits.

7.3.
ZIM may reimburse its Officers for reasonable work-related expenses incurred as part of their activities, including without limitations, meeting participation expenses, reimbursement of business travel, including a daily stipend when traveling and accommodation expenses. ZIM may provide advance payments to its Officers in connection with work-related expenses.

7.4.
Non-Israeli Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such benefits shall be determined based on the methods described in Section 6.2 and 6.3 of this Policy (with the necessary changes and adjustments).

7.5.
In events of relocation or repatriation of an Officer to another geography, such Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in cost of living. Such benefits may include reimbursements, stipends or other payments for out-of-pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, home leave visit, tax equalization payments, travel expenses for family members and other similar costs.

C. Cash Bonuses

8.	Cash Bonuses - The Objective

8.1.
Compensation in the form of an annual or other periodic cash bonus is an important element in aligning the Officers' compensation with ZIM's objectives and business goals. Therefore, ZIM's compensation philosophy reflects a pay-for-performance element, in which bonus payout eligibility and levels are generally determined based on actual financial or operational results, as well as individual performance.

8.2.
A cash bonus may be awarded to an Officer upon the attainment of pre-set periodic objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar or fiscal year or bonus period, or upon engagement, in case of newly-hired Officers, or upon establishment of a new bonus program, taking into account ZIM's short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to a cash bonus (all or any portion thereof) and the formula for calculating any such cash bonus payout. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in ZIM's business environment, a significant organizational change, a significant merger and acquisition events, or other similar events etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weights and the amount of bonus payouts (up to their entirety) during the applicable bonus period.

8.3.
In the event the employment of an Officer is terminated prior to the end of a bonus period, the Company may (but shall not be obligated to) pay such Officer a full cash bonus for the applicable period (based on achievement of bonus targets during such period) or a prorated one, or no bonus.

8.4.	The actual cash bonus with respect to a bonus period to be awarded to Officers shall be recommended by the CEO and approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Officers other than the CEO

9.1.
The annual cash bonus opportunity of ZIM's Officers, other than the chief executive officer (the "CEO"), will generally be based on performance objectives and a discretionary evaluation of the Officer's overall performance by the CEO and subject to minimum thresholds. The performance objectives will be determined by ZIM's CEO and approved by the Compensation Committee and the Board on or about the commencement of each calendar year (or upon engagement, in case of newly hired Officers or in special circumstances as determined by the Compensation Committee and the Board) on the basis of, but not limited to, Company, division and individual objectives. The performance objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall Company performance measures, which may be based on actual financial and operational results, such as (but not limited to) EBITDA, Adjusted EBITDA, EBIT, Adjusted EBIT, EBIT margin compared to the industry, net income, operating income and cash flow and may further include, divisional or personal objectives which may include operational objectives, such as (but not limited to) cost per carried TEU,  income derived from engine growth, market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs.

9.2.
In addition, a less significant portion of the annual cash bonus opportunity granted to an Officer, other than the CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the relevant Officer's overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria or such other criteria as determined by the Compensation Committee and the Board.

9.3.	The maximum annual cash bonus that an Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 11 monthly Base Salaries of such Officer.

CEO

9.4.
The annual cash bonus opportunity of ZIM's CEO will be mainly based on performance measurable objectives and subject to minimum thresholds as provided in Section 8.2 above. Such performance measurable objectives will be determined annually by the Compensation Committee and the Board on or about the commencement of each calendar year (or upon engagement, in case of newly hired CEO or in special circumstances as determined by Compensation Committee the Board). The performance measurable objectives (which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall Company performance measures, which may be based on, Company and personal objectives. Company objectives may include actual financial and operational results, such as (but not limited to) EBITDA, Adjusted EBITDA, EBIT, Adjusted EBIT, EBIT margin compared to the industry, net income, operating income, cash flow or Company's annual operating plan and long-term plan.

9.5.
In addition, a less significant portion of the annual cash bonus opportunity granted to ZIM's CEO, and in any event not more than 25% of the annual cash bonus, may be based on a discretionary evaluation of the CEO's overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria or such other criteria as determined by the Compensation Committee and the Board.

9.6.	The maximum annual cash bonus that the CEO will be entitled to receive for any given calendar year, will not exceed 18 monthly Base Salaries of the CEO.

10.	Other Bonuses

10.1.
Special Bonus. ZIM may grant its Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan under exceptional circumstances or special recognition in case of retirement) or as a retention award at the Compensation Committee's and Board's discretion), subject to any additional approval as may be required by the Companies Law (the "Special Bonus"). The Special Bonus will not exceed 5 monthly Base Salaries of such Officer.

10.2.
Signing Bonus. ZIM may grant a newly recruited Officer a signing bonus, at the Compensation Committee's and Board's discretion, subject to any additional approval as may be required by the Companies Law (the "Signing Bonus"). The Signing Bonus will not exceed 12 monthly Base Salaries of such Officer.

10.3.
Relocation/ Repatriation Bonus. ZIM may grant its Officers a special bonus in the event of relocation or repatriation of an Officer to another geography (the "Relocation Bonus"). The Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 6 monthly Base Salaries of such Officer.

11.
Compensation Recovery ("Clawback")

The Company has adopted a Clawback Policy intended to comply with the requirements of the Companies Law and Section 10D of the Securities Exchange Act of 1934, that shall apply to its Officers, as attached hereto as Exhibit A.

D. Equity Based Compensation

12.	The Objective

12.1.
The equity-based compensation for Officers is designed to enhance the alignment between the Officers' interests with the long-term interests of ZIM and its shareholders, and to strengthen the retention and the motivation of Officers in the long term. As equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.
The equity-based compensation offered by ZIM is intended to be in a form of share options and/or other equity-based awards, such as restricted stock unit awards or restricted share awards, in accordance with the Company's equity incentive plan in place as may be updated from time to time.

12.3.
All equity-based incentives granted to Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board (and in the case of the CEO – also by the Company's general meeting of shareholders), grants to Officers, shall vest gradually over a period of between one (1) to four (4) years. The Compensation Committee and Board shall have the discretion to shorten the vesting period under special circumstances (such as a grant that was delayed not as a result of the Officer's actions) provided that the vesting period shall not be less than one (1) year.

12.4.
The exercise price of options shall be determined in accordance with ZIM's policies, and in any event will not be less than the average closing price per a share of the Company on the stock exchange in which the Company's shares are principally traded over the thirty (30) day calendar period preceding the Board’s decision on the grant of the relevant option (excluding with respect to awards granted subject to the Company's initial public offering in which case the exercise price may be the price of the Company's share as determined in the pricing in the initial public offering).  Unless otherwise determined by the Company (subject to the approvals of the Compensation Committee and the Board, and with respect to the Company's CEO - also the Company's general meeting of shareholders), and subject to the provisions of any applicable law, the exercise price of restricted shares and restricted share units (RSUs) is zero.

Awards may also be exercised by a method of "Cashless" exercise.

12.5.
All other terms of the equity awards shall be in accordance with ZIM's equity incentive plans and other related practices and policies. Accordingly, the Compensation Committee and Board (and in the case of the CEO - also the Company's general meeting of shareholders, subject to applicable law as shall be from time to time) may extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Officer's awards, including, without limitation, in connection with a corporate transaction involving a change of control, and may otherwise modify or amend outstanding awards in accordance with ZIM's equity incentive plans and other related practices and policies, subject to any additional approval as may be required by the Companies Law.

12.6.
Subject to any applicable law, ZIM may determine, at the discretion of the Compensation Committee and the Board (and with respect to the Company's CEO - also the Company's general meeting of shareholders, subject to applicable law as shall be from time to time), the tax regime under which equity-based compensation may be granted, including a tax regime which will maximize the benefit to the Officers.

13.	General Guidelines for the Grant of Awards

13.1.
The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Officer, and such other criteria as determined by the Compensation Committee and the Board (and in the case of the CEO - also the Company's general meeting of shareholders).

13.2.
In determining the equity-based compensation granted to each Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total annual fair market value of any equity-based compensation at the time of grant shall not exceed: (i) with respect to the CEO – 36 monthly Base Salaries of the CEO; and (ii) with respect to each of the other Officers - 12 monthly Base Salaries of the Officer.

13.3.
The fair market value of the equity-based compensation for the Officers shall be determined according to acceptable valuation practices at the time of grant by dividing the fair market value by the number vesting years.

13.4.
The Board considered the possibility of determining a ceiling for the exercise value of the equity-based compensation and decided, taking into account the purpose of the equity-based compensation, not to set such a ceiling in this Policy.

E. Retirement and Termination of Service Arrangements

14.
Advanced Notice Period

ZIM may (but is not obligated to, unless otherwise required by applicable law) provide an Officer, according to his/her seniority in the Company, his/her contribution to the Company's goals and achievements and the circumstances of retirement, a prior notice of termination (or equivalent value in cash and other severance benefits) of up to six (6) months during which the Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

15.
Adjustment Period

ZIM may (but is not obligated to, unless otherwise required by applicable law) provide an additional adjustment period (or equivalent value in cash and other severance benefits) of up to twelve (12) months to the CEO, according to his/her seniority in the Company, his/her contribution to the Company's goals and achievements and the circumstances of retirement, during which the CEO may be entitled to all of the compensation elements, and to the continuation of vesting of the CEO's equity-based compensation.

16.
Additional Retirement and Termination Benefits

ZIM may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices as well as increased severance pay to the CEO of up to two times the applicable amounts.

F. Exculpation, Indemnification and Insurance

18.
Exculpation

ZIM may exculpate its directors and Officers in advance for all or any liability (including expense) imposed on them in connection with a breach of the duty of care vis-a-vis ZIM, to the fullest extent permitted by applicable law.

19.	Insurance and Indemnification

19.1.
ZIM may indemnify its directors and Officers to the fullest extent permitted by applicable law, for any liability (including expense) that may be imposed on the director or the Officer, as provided in the indemnity agreement between such individuals and ZIM.

19.2.
ZIM may provide its directors and Officers with directors' and officers' liability insurance (the "Standard Policies") and coverage for directors and Officers for non-indemnifiable losses (the "Side A Policies"), including as directors or officers of the Company's Subsidiaries, in Israel or overseas.

19.2.1.	The maximum coverage amount shall not exceed $200 million for each Standard Policy and $150 million for each Side A Policy.

19.2.2.
The purchase of each of the Standard Policies and the Side A Policies (including its extension or renewal) shall be approved by the Compensation Committee and the Board which shall determine that each of the Standard Policies and the Side A Policies reflect the current market conditions (at the time of purchase, extension or renewal, as the case may be), and it shall not materially affect the Company's profitability, assets or liabilities.

19.3.	Upon circumstances to be approved by the Compensation Committee and the Board, ZIM shall be entitled to purchase a "run off" Insurance Policy of up to seven (7) years, as follows:

19.3.1.	The coverage amount shall not exceed $200 million (for the Standard Policy or for the Side A Policy, or for a combination thereof); and

19.3.2.
The purchase of the "run-off" Insurance Policy (including its extension or renewal) shall be approved by the Compensation Committee and the Board which shall determine that the "run-off" Insurance Policy reflects the current market conditions and that it shall not materially affect the Company's profitability, assets or liabilities.

19.4.
ZIM may extend its Standard Policy and/or Side A Policy in place to include coverage for liability pursuant to a future public offering of securities, or purchase new policies (either standard policies or side A policies) for that purpose. Such extension or purchase shall be approved by the Compensation Committee and the Board which shall determine that the extension reflects the current market conditions, and it does not materially affect the Company's profitability, assets or liabilities.

G. Arrangements upon Change of Control

20.	The following benefits may (but are not required to) be provided to the Officers following a "Change of Control" as shall be defined in the respective incentive plan or employment agreement:

20.1.	Up to 100% vesting acceleration of outstanding options or other equity-based awards;

20.2.
Extension of the exercising period of equity-based compensation for ZIM's Officers for a period of up to one (1) year in case of an Officer other than the CEO and two (2) years in case of the CEO, following the date of employment termination; and

H. Board of Directors' Compensation

21.	The following benefits may be provided to ZIM's Board members:

21.1.
All ZIM's Board members, excluding the chairperson of the Board, may be entitled to an annual cash fee retainer of up to $100,000 as well as payment per participation in meetings of the Board and its committees in a maximum amount of $2,000 per meeting, subject to value added tax to the extent applicable. The directors are also entitled to reimbursement for reasonable expenses incurred as part of their service as directors, including among other things, travel expenses, allowance for daily living expenses and air travel business expenses. The chairperson of ZIM's Board may be entitled to a monthly cash fee payment of up to ILS 200,000 (approximately $~~60,259~~61,162) plus VAT, if applicable.

21.2.
The compensation of the Company's external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director) of 2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) of 2000, as such regulations may be amended from time to time, including by way of a relative compensation within the meaning of such term under the aforesaid regulations.

21.3.
Notwithstanding the provisions of Sections 21.1 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director's compensation may be different than the compensation of all other directors and may be greater than the maximal amount allowed under Section 21.1 and in no event more than 150% of such amount.

21.4.
Each member of ZIM's Board may be granted equity-based compensation in a form of share options and/or other equity-based awards, such as restricted stock unit awards or restricted share awards, in accordance with the Company's equity incentive plan in place as may be updated from time to time. The terms of such grant will be in accordance with the provisions of Sections 12 and 13 above.

21.5
The total annual fair market value of any equity-based compensation at the time of grant shall not exceed $200,000 with respect to the Company's chairperson and $100,000 with respect to any other Board member.

21.6.
The fair market value of the equity-based compensation for members of the Board shall be determined according to acceptable valuation practices at the time of grant by dividing the fair market value by the number of vesting years.

21.7.	It is hereby clarified that the compensation (and limitations) stated under Section H will not apply to directors who serve as Officers.

I. Miscellaneous

22.
Nothing in this Policy shall be deemed to grant any of ZIM's Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or part of it.

23.
In the event that new regulations or law amendment in connection with Officers' and directors' compensation will be enacted following the adoption of this Policy, ZIM may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

24.
This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted, nor should it be interpreted as limiting or derogating from the Company’s Articles of Association.

25.
This Policy shall be governed by the laws of the State of Israel, excluding its conflict of law rules, except with respect to matters that are subject to tax or labor laws in any specific jurisdiction, which shall be governed by the respective applicable law of such jurisdiction.

26.	This Policy shall be binding and enforceable against all directors and Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

*          *          *

EXHIBIT A
Clawback Policy

ZIM INTEGRATED SHIPPING SERVICES LTD.
COMPENSATION RECOUPMENT POLICY

          This ZIM Integrated Shipping Services Ltd. Compensation Recoupment Policy (“Recoupment Policy”) has been adopted by the Board of Directors (the “Board”) of ZIM Integrated Shipping Services Ltd. (the “Company”), effective as of December 1, 2023. This Recoupment Policy provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under U.S. federal securities laws in accordance with the terms and conditions set forth herein. This Recoupment Policy is intended to comply with the requirements of the Israeli Companies Law of 1999 (the “Companies Law”) and Section 10D of the Exchange Act (as defined below).

1.          Definitions. For the purposes of this Recoupment Policy, the following terms shall have the meanings set forth below.

(a)          “Committee” means the compensation committee of the Board.

(b)          “Covered Compensation” means any Incentive-based Compensation “received” by a director or an officer of the Company, as such term is defined in the Companies Law, and including any Executive Officer of the Company (an “Officer”), during the applicable Recoupment Period; provided that:

           (i) such Covered Compensation was received by such Officer (A) after the Effective Date, (B) after he or she commenced service as an Officer and (C) while the Company had a class of securities publicly listed on a national securities exchange; and

           (ii) such Officer served as an Officer at any time during the performance period applicable to such Incentive-based Compensation.

For purposes of this Recoupment Policy, Incentive-based Compensation is “received” by an Officer during the fiscal period in which the Financial Reporting Measure applicable to such Incentive-based Compensation (or portion thereof) is attained, even if the payment or grant of such Incentive-based Compensation is made thereafter.

(c)          “Effective Date” means the date on which Section 303A.14 of the NYSE Listed Company Manual becomes effective.

(d)          “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

(e)          “Executive Officer” means (i) any “officer” of the Company, as defined under Rule 16a-1(f) of the Exchange Act, and any director of the Company, (ii) any other individual who is required to be covered by this Recoupment Policy pursuant to Section 10D of the Exchange Act and the listing standards of the New York Stock Exchange and (iii) any other employees of the Company and its subsidiaries identified by the Committee and/or the Board from time to time.

(f)          “Financial Reporting Measure” means any (i) measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, (ii) stock price measure or (iii) total shareholder return measure (and any measures that are derived wholly or in part from any measure referenced in clause (i), (ii) or (iii) above).  For the avoidance of doubt, any such measure does not need to be presented within the Company’s financial statements or included in a filing with the U.S. Securities and Exchange Commission to constitute a Financial Reporting Measure.

(g)          “Financial Restatement” means a restatement of the Company’s financial statements due to the Company’s material noncompliance with any financial reporting requirement under U.S. federal securities laws that is required in order to correct:

(i)	an error in previously issued financial statements that is material to the previously issued financial statements; or

(ii)	an error that would result in a material misstatement if (A) the error were corrected in the current period or (B) left uncorrected in the current period.

For purposes of this Recoupment Policy, a Financial Restatement shall not be deemed to occur in the event of a revision of the Company’s financial statements due to an out-of-period adjustment (i.e., when the error is immaterial to the previously issued financial statement and the correction of the error is also immaterial to the current period) or a retrospective (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control;  (5) revision for stock splits, reverse stock splits, stock dividends, or other changes in capital structure; or (6) adjustment to provisional amounts in connection with a prior business combination.

(h)          “Incentive-based Compensation” shall mean any compensation (including, for the avoidance of doubt, any cash or equity or equity-based compensation) that is granted, earned and/or vested based wholly or in part upon the achievement of a Financial Reporting Measure. For purposes of this Recoupment Policy, “Incentive-based Compensation” shall also be deemed to include any amounts which were determined based on (or were otherwise calculated by reference to) Incentive-based Compensation (including, without limitation, any amounts under any long-term disability, life insurance or supplemental retirement or severance plan or agreement or any notional account that is based on Incentive-based Compensation, as well as any earnings accrued thereon).

(i)          “NYSE” means the New York Stock Exchange.

(j)          “Recoupment Period” means the three fiscal years completed immediately preceding the date of any applicable Recoupment Trigger Date. Notwithstanding the foregoing, the Recoupment Period additionally includes any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years, provided that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine (9) to twelve (12) months would be deemed a completed fiscal year.

(k)          “Recoupment Trigger Date” means the earlier of (i) the date that the Board (or a committee thereof or the officer(s) of the Company authorized to take such action if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Financial Restatement, and (ii) the date on which a court, regulator or other legally authorized body directs the Company to prepare a Financial Restatement.

2.          Recoupment of Erroneously Awarded Compensation.

(a)          In the event of a Financial Restatement, if the amount of any Covered Compensation received by an Officer (the “Awarded Compensation”) exceeds the amount of such Covered Compensation that would have otherwise been received by such Officer if calculated based on the Financial Restatement (the “Adjusted Compensation”), the Company shall reasonably promptly recover from such Officer an amount equal to the excess of the Awarded Compensation over the Adjusted Compensation (such excess amount, the “Erroneously Awarded Compensation”).

(b)          If (i) the applicable Financial Reporting Measure applicable to the relevant Covered Compensation is  stock price or total shareholder return (or any measure derived wholly or in part from either such measure) and (ii), the amount of such Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Financial Restatement, then the amount of Erroneously Awarded Compensation shall be determined (on a pre-tax basis) based on the Company’s reasonable estimate of the effect of the Financial Restatement on the Company’s stock price or total shareholder return (or the derivative measure thereof) upon which such Covered Compensation was received.

(c)          For the avoidance of doubt, the Company’s obligation to recover Erroneously Awarded Compensation is not dependent on (i) if or when the restated financial statements are filed; or (ii) any fault of the Officer for the accounting errors or other actions leading to a Financial Restatement.

(d)          Notwithstanding anything to the contrary in Sections 2(a) through (c) hereof, the Company shall not be required to recover any Erroneously Awarded Compensation if both (x) the conditions set forth in one of clauses (i), (ii) or (iii) below are satisfied and (y) the Committee and the Board have made a determination that recovery of the Erroneously Awarded Compensation would be impracticable:

(i)          the direct expense paid to a third party to assist in enforcing the recovery of the Erroneously Awarded Compensation under the Recoupment Policy would exceed the amount of such Erroneously Awarded Compensation to be recovered; provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this Section 2(d), the Company shall have first made a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to make such recovery, and provide that documentation to the NYSE;

(ii)          recovery of the Erroneously Awarded Compensation would violate the laws of the State of Israel to the extent such law was adopted prior to the Effective Date (provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation pursuant to this Section 2(d)), the Company shall have first obtained an opinion  under the laws of the State of Israel, that is acceptable to the NYSE, that recovery would result in such a violation, and the Company must provide such opinion to the NYSE; or

(iii)          recovery of the Erroneously Awarded Compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or similar benefits under any applicable law.

(e)          The Company shall not indemnify any Officer, directly or indirectly, for any losses that such Officer may incur in connection with the recovery of Erroneously Awarded Compensation pursuant to this Recoupment Policy, including through the payment of insurance premiums or gross-up payments.

(f)          The Committee and the Board shall determine, in their discretion, the manner and timing in which any Erroneously Awarded Compensation shall be recovered from an Officer in accordance with applicable law, including, without limitation, by (i) requiring reimbursement of Covered Compensation previously paid in cash; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity or equity-based awards; (iii) offsetting the Erroneously Awarded Compensation amount from any compensation otherwise owed by the Company or any of its affiliates to the Officer; (iv) cancelling outstanding vested or unvested equity or equity-based awards; and/or (v) taking any other remedial and recovery action permitted by applicable law.  For the avoidance of doubt, except as set forth in Section 2(d), in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation;  provided that, to the extent necessary to avoid any adverse tax consequences to the Officer pursuant to Section 409A of the Code, or similar benefits under any applicable law, any offsets against amounts under any nonqualified deferred compensation plans (as defined under Section 409A of the Code) shall be made in compliance with Section 409A of the Code, or similar benefits under any applicable law.

3.          Administration. This Recoupment Policy shall be administered by the Committee and Board.  All decisions of the Committee and Board shall be final, conclusive and binding upon all parties, including the Company and the Officers, their beneficiaries, executors administrators and any other legal representatives. The Committee and Board shall have full power and authority to (i) administer and interpret this Recoupment Policy, (ii) correct any defect, supply any omission and reconcile any inconsistency in this Recoupment Policy and (iii) make any other determination and take any other action that the Committee and Board will deem necessary or desirable for the administration of this Recoupment Policy and to comply with applicable law (including Section 10D of the Exchange Act) and applicable stock market or exchange rules and regulations.

4.          Amendment/Termination. Subject to the Companies Law, Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual, this Recoupment Policy may be amended or terminated at any time by the Committee or the Board, subject to any required corporate or shareholder approvals. To the extent that any applicable law, or stock market or exchange rules or regulations require recovery of Erroneously Awarded Compensation in circumstances in addition to those specified herein, nothing in this Recoupment Policy shall be deemed to limit or restrict the right or obligation of the Company to recover Erroneously Awarded Compensation to the fullest extent required by such applicable law, stock market or exchange rules and regulations.

5.          Interpretation. Notwithstanding anything to the contrary herein, this Recoupment Policy is intended to comply with the requirements of Section 10D of the Exchange Act and Section 303A.14 of the NYSE Listed Company Manual (and any applicable regulations, administrative interpretations or stock market or exchange rules and regulations adopted in connection therewith).  The provisions of this Recoupment Policy shall be interpreted in a manner that satisfies such requirements, and this Recoupment Policy shall be operated accordingly. If any provision of this Recoupment Policy would otherwise frustrate or conflict with this intent, the provision shall be interpreted and deemed amended so as to avoid such conflict.

6.          Other Compensation Clawback/Recoupment Rights. Any right of recoupment under this Recoupment Policy is in addition to, and not in lieu of, any other remedies, rights, or requirements with respect to the clawback or recoupment of any compensation that may be available to the Company pursuant to the terms of any other recoupment or clawback policy of the Company (or any of its affiliates) that may be in effect from time to time, any provisions in any employment agreement, offer letter, equity plan, equity award agreement or similar plan or agreement and any other legal remedies available to the Company, as well as applicable law, stock market or exchange rules, listing standards or regulations; provided, however, that any amounts recouped or clawed back under any other policy that would be recoupable under this Recoupment Policy shall count toward any required clawback or recoupment under this Recoupment Policy and vice versa.

7.           Exempt Compensation. Notwithstanding anything to the contrary herein, the Company has no obligation to seek recoupment of amounts paid to an Officer which are granted, vested or earned based solely upon the occurrence or non-occurrence of nonfinancial events. Such exempt compensation includes, without limitation, base salary, time-vesting awards, compensation awarded on the basis of the achievement of metrics that are not Financial Reporting Measures  or compensation awarded solely at the discretion of the Committee or the Board, or, where required under applicable law, the Company's general meeting of shareholders, provided that such amounts are in no way contingent on, and were not in any way granted on the basis of, the achievement of any Financial Reporting Measure performance goals.

 8.          Miscellaneous.

(a)          Any applicable award agreement or other document setting forth the terms and conditions of any compensation covered by this Recoupment Policy shall be deemed to include the restrictions imposed herein and incorporate this Recoupment Policy by reference and, in the event of any inconsistency, the terms of this Recoupment Policy will govern. For the avoidance of doubt, this Recoupment Policy applies to all compensation that is received on or after the Effective Date, regardless of the date on which the award agreement or other document setting forth the terms and conditions of the Officer's compensation became effective.

(b)          This Recoupment Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

(c)          If any provision of this Recoupment Policy is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

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